APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tuck N Red's
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Tuck N Red's
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

TUCK N REDS
BALANCE SHEET
NOVEMBER 15, 2020

ASSETS

Equipment:		
Barrels	1,000	
Bottler	3,100	
Chiller	4,800	
Fermenter	3,700	
Filter	500	
Mash Tuns	3,500	
Office Equipment	5,000	
Pid Controller	3,700	
Stainless	3,000	
Still	15,000	
T-Shirt Equipment	3,500	
Water Filtration	3,800	
Wine Vats	2,000	
Total Equipment		52,600
Furniture & Smallwares		
Bar	5,500	
Glassware	1,000	
Storage Racks	4,000	
Storage Totes	2,500	
Total Furniture & Smallwares		13,000
Other Assets:		
Licensing	8,000	
Inventory	2,500	
Proprietary Knowledge	100,000	
Total Other Assets		110,500
TOTAL ASSETS:		176,100

LIABILITIES & EQUITY

Equity		
Partner 1		176,100
TOTAL LIABILITY & EQUITY:		

I, Charles M Harrell, certify that:

1. The financial statements of Tuck N Reds, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Tuck N Reds, LLC included in this Form reflects accurately the information reported on the tax return for Tuck N Reds, LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Charles M Harrell*

Name: Charles M Harrell

Title: CEO